U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                           KKR FINANCIAL HOLDINGS LLC
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(CtW Investment Group logo) CtWInvGrp@CtWInvGrp  2h
                            CtW Investment Group challeng KKR deal -
                            #corpgov K.K.R.'s Acquisition of an Affiliate Encounters Opposition nytoim.ms/1ltwwM9

[The attachment mentioned in this tweet is an article from The New York Times dated April 21, 2014, which is available at http://dealbook.nytimes. com/2014/04/21/k-k-r-s-acquisition-of-an-affiliate-encounters-opposition/
?_php=true&_type=blogs&_php=true&_type=blogs&_r=1&]